Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

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Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

SBC Investor Update

Rick Lindner

Senior Executive Vice President and Chief Financial Officer

SBC Communications Inc.

Lehman Brothers
[LOGO]	Worldwide Wireless and Wireline Conference

June 1, 2005

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this presentation contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially. A discussion of factors that may affect future results is contained in SBC’s filings with the Securities and Exchange Commission. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This presentation may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP  financial measures are available on the company’s Web site at www.sbc.com/investor_relations.

SEC Rule 165 Information

In connection with the proposed transaction, SBC filed a registration statement, including a  proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”)  on March 11, 2005 (File No. 333-123283). Investors are urged to read the registration and  proxy statement (including all amendments and supplements to it) because it contains  important information. Investors may obtain free copies of the registration and proxy statement,  as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s  Internet site (www.sec.gov). These documents may also be obtained for free from SBC’s Investor  Relations Web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications  Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s  filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site  (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way,  Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of  management and employees may be deemed to be participants in the solicitation of proxies from AT&T  shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive  officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March  11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the  registration and proxy statement. Additional information regarding the interests of such potential  participants is included in the registration and proxy statement and other relevant documents filed with  the SEC.

Industry Overview:

Significant Areas of Opportunity

Broadband

•                  2.4 million high-speed Internet net adds in 1Q05 from RBOCs plus eight largest cable companies

•                  Key foundation product

Broadband

Wireless

•                  12.8 million subscribers added by five largest U.S. carriers over past two quarters

Broadband

Wireless

Bundling => Integration

•                  Wireline/wireless

•                  Broadband+voice wireless, TDM, VoIP

•                  Next-generation IP-based voice, data and video

Broadband

Wireless

Bundling => Integration

Business Space

•                  Small/medium and enterprise

•                  Network security and IP-based solutions

Broadband

Wireless

Bundling => Integration

Business Space

Cost Structure

•                  Improved processes, streamlined operations

•                  Enhanced customer experience

SBC: Clear Focus, Strong Execution

Broadband

Wireless

Bundling Integration

Business Space

Cost Structure

Over the past year, through solid execution and major strategic actions, SBC has substantially strengthened its position, and led the industry forward, in these key areas.

SBC Execution:

Industry-Leading DSL Growth

1Q05 Net Gain in Total DSL and Cable Modem Lines

(in thousands)

[CHART]

•                  27.6 percent DSL/Internet revenue growth in 1Q05

•                  5.6 million DSL lines in service, more than 40 percent greater than closest RBOC peer

SBC Execution: Consumer DSL

Penetration Approaching 20 Percent

SBC DSL Penetration of Consumer Primary Lines

[CHART]

•                  Penetration in the West, SBC’s strongest DSL region, exceeds 24 percent

•                  Accelerated net adds for three consecutive quarters

Cingular Wireless:

Premier Set of Wireless Assets

Customer Base	• 50.4 million

Coverage	• 292 million licensed POPs
• All top 100 markets

Network	• Nation’s largest all-digital voice and data network
• UMTS with HSDPA deployment expected in 15 to 20 markets by end of this year

Merger initiatives on track. Cingular expects to achieve industry leading metrics including churn and margins by end of 2007

Cingular Execution:

Strong Subscriber Growth

Cingular Net

Subscriber Additions

(in millions)

[CHART]

In 1Q05 …

•                  High-quality growth with 79% of net adds postpaid

•                  Churn declined to 2.2% overall and 1.9% postpaid

Pro forma” results reflect acquisitions and dispositions, including the acquisition of AT&T Wireless, as if they had occurred on Jan. 1, 2004

Cingular Execution:

Rapid Subscriber Migration

GSM Migration

[CHART]

•                  In 1Q05 approximately 9 percent of Cingular subscriber base upgraded handsets, almost all onto GSM

•                  Since Nov. 15, 2004, 3 million former AT&T Wireless subscribers have converted to Cingular plans

Cingular Execution: ARPU Stabilizing,

Data Services Growing

Service ARPU

YOY Growth Rate

[CHART]

Data ARPU

[CHART]

3Q04 data ARPU is for Cingular stand-alone.

•                  More than 40 million subscribers have data enabled phones

•                  Substantial upside opportunity with 1/3rd of customer base active data users

Cingular Opportunities

Data Services	• EDGE today
• UMTS deployment – voice, data and video ... all IP

Business Markets	• Dedicated Business Markets Group

Wireline Wireless Integration	• Today: bundling, shared sales channels, unified messaging
• Future: Unified experience, handsets that enable seamless transition between networks

Bundling => Integration:

Penetration, ARPU Growth

Key-Product Bundles

Percent of consumers with bundles

that include one or more key services –

LD, DSL, satellite and jointly billed wireless

[CHART]

•                  Four consecutive quarters in consumer retail ARPU growth above 8 percent

SBC Retail Connection Growth

Net Adds - SBC Consumer

Retail Connections

Retail consumer access lines, retail consumer

DSL lines, and retail consumer video subscribers

(in thousands)

[CHART]

•                  Three straight quarters of growth in retail connections, with 674,000 total net gain over that period

•                  Four straight quarters of consumer revenue growth, with improved growth rates every quarter … up 3.9% in 1Q05

Competing with Cable Telephony

•                  Exposure limited by a number of factors

•                  Households with cable

•                  Upgraded cable plant

•                  Homes with broadband service

•                  Well-positioned to compete

•                  High bundle and broadband penetration

•                  Reputation for service quality

•                  Competitive pricing

•                  Creating differentiated service offerings

•                  IP-based video

•                  Converged services

Bundling => Integration:

Home Zone

Planned Features

•                  Combines SBC Yahoo! DSL with SBC | DISH Network service

•                  Lets SBC local phone customers view caller ID and call-log information on their TV screens

•                  Downloads movies on demand, accesses photos and personal music collections

•                  Enables remote online programming

[GRAPHIC]

Bundling => Integration:

Project Lightspeed

Project Lightspeed

•                  Advanced, IP-based network to deliver IP-based TV, super highspeed broadband and IP voice services

•                  Fiber-to-the-neighborhood and fiber-to-the-premises technologies

[LOGO]

creating a new universe

of communications and entertainment services

SBC Execution: Business Space

Access Lines	• In 1Q05, smallest business access line decline in more than four years

• Enterprise VoIP lines not included

Data Revenues	• Up 6.7 percent to $2.8 billion in 1Q05 ... more than one-third greater than closest RBOC peer

Small/Medium	• Small/medium business revenues up more than 5 percent in 1Q05

Agreement To Acquire AT&T

Opportunities

•                  Best-in-class network assets

•                  Advanced product sets

•                  World-class marketing, sales and technical support capabilities

•                  Substantial synergies driven by clear, achievable cost opportunities

Update

•                  Announced Jan. 31

•                  Regulatory reviews under way – state, federal, international

•                  Integration planning teams named, work under way, consistent with applicable legal requirements

SBC Execution: Cost Initiatives

•                  Transforming call centers to deliver operating efficiencies and a better experience for customers: standardization, new call flow and routing strategies, enhanced desktops

•                  Deployment of infrastructure >90 percent complete

•                  More than 20 percent of 1Q05 customer contacts self-serve

•                  More than 8 million 1Q05 proactive service communications via new automated outbound functionality

•                  Similar projects under way in network centers

•                  Disciplined, focused force reductions in concert withprocess improvements

Why SBC?

•                  Leadership in industry’s key areas of opportunity

•                  Broadband

•                  Wireless

•                  Bundling/Integration

•                  Business Space

•                  Cost Structure

•                  Leadership in industry’s key areas of opportunity

•                  Strong execution

•                  Four consecutive quarters of wireline revenue growth

•                  Solid progress in cost initiatives

•                  Improved margins

•                  Leadership in industry’s key areas of opportunity

•                  Strong execution

•                  Solid cash flow

•                  Expect to deliver approximately $3 billion of free cash flow for 2005

Free cash flow is cash from operations less capital expenditures less dividends plus cash from Cingular.

•                  Leadership in industry’s key areas of opportunity

•                  Strong execution

•                  Solid cash flow

•                  Major transactions that offer substantial upside potential

•                  Cingular Wireless’ acquisition of AT&T Wireless

•                  Agreement to acquire AT&T

Why SBC: Potential Merger Impacts

Reported

[CHART]

	2005	2006	2007	2008(1)	2009(1)
AT&T Wireless(1)	$(0.21)-$(0.19)	$(0.03)-$(0.01)	$0.27-$0.30	$0.27-$0.30	$0.27-$0.30
AT&T	NA	$(0.31)-$(0.28)	$(0.15)-$(0.12)	$0.09-$0.11	$0.23-$0.27

Excluding Integration Costs and Non-Cash Intangible Amortization

[CHART]

	2005	2006	2007	2008(1)	2009(1)
AT&T Wireless(1)	$0.07-$0.09	$0.15-$0.17	$0.40-$0.43	$0.40-$0.43	$0.40-$0.43
AT&T	NA	$0.00-$0.02	$0.07-$0.09	$0.23-$0.26	$0.28-$0.31

(1) 2008 & 2009 AT&T Wireless estimates are illustrative only and based on previously released estimates for 2007.

SBC Investor Update

Rick Lindner

Senior Executive Vice President and Chief Financial Officer

SBC Communications Inc.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.